   As filed with the Securities and Exchange Commission on December 26, 2002

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                   SCHEDULE TO
                                 Amendment No. 1
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                             BELL MICROPRODUCTS INC.
                       (Name of Subject Company (Issuer))

                               -----------------

                             BELL MICROPRODUCTS INC.
                        (Name of Filing Person (Offeror))

               Options To Purchase Common Stock with a Per Share
                      Exercise Price of $11.75 or Greater
                         (Title of Class of Securities)

                                   078137 10 6
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 W. Donald Bell
                      President and Chief Executive Officer
                             Bell Microproducts Inc.
                              1941 Ringwood Avenue
                         San Jose, California 95131-1721
                            Telephone: (408) 451-9400

          (Name, Address and Telephone Number of Persons Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:

                              Melodie R. Rose, Esq.
                            Fredrikson & Byron, P.A.
                              4000 Pillsbury Center
                             200 South Sixth Street
                           Minneapolis, MN 55402-1425
                            Telephone: (612) 492-7000

                            Calculation of Filing Fee

================================================================================
Transaction Valuation*                                      Amount of Filing Fee
--------------------------------------------------------------------------------
    $39,463,837                                                   $7,893
================================================================================

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,328,250 shares of common stock of Bell Microproducts Inc. having a weighted average exercise price of $16.95 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


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         [X] Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:            $7,893
                  Form or Registration No.:          Schedule TO
                  Filing party:                      Bell Microproducts Inc.
                  Date filed:                        November 26, 2002.

         [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

              [_] third party tender offer subject to Rule 14d-1.
              [X] issuer tender offer subject to Rule 13e-4.
              [_] going-private transaction subject to Rule 13e-3.
              [_] amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


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                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on November 26, 2002 relating to our offer to exchange ("Exchange Offer"): (i) options to purchase shares of our common stock, par value $.01 per share, held by current officers and employees with an exercise price greater than $11.75 per share ("Eligible Options"), and (ii) all options granted after May 26, 2002, even if the exercise price per share of such options is less than $11.75 per share, to persons tendering Eligible Options in this Exchange Offer, for awards of restricted stock units upon the terms and subject to the conditions described in the Exchange Offer dated November 25, 2002 filed on November 26, 2002.

         ITEM 1.  Summary Term Sheet.

         Item 1 is hereby amended as follows: The Summary Term Sheet of the Exchange Offer, dated November 25, 2002, attached as Exhibit (a)(1)(A) to this Amendment No.1 to Schedule TO, is hereby amended as follows:

                  (i) to replace in its entirety the final sentence to the response to Question 6 with the following: "The vest start date will be the date that we accept all tendered options for conversion, which will be promptly after expiration of the exchange offer unless we have termined the exchange offer prior to the expiration date."

                  (ii) to replace in its entirety the second sentence of the response to Question 13 with the following: "The scheduled expiration date of this exchange offer is December 30, 2002, and we expect to accept all tendered options promptly thereafter unless we extend this exchange offer."


                  (iii) to replace in its entirety the final sentence of the final paragraph to the response to Question 24 with the following: "Subject to our rights to extend, terminate and amend this exchange offer, we currently expect that we will accept all properly tendered options promptly after the scheduled expiration date, which is currently December 30, 2002."

ITEM 4.  Terms of the Transaction.

         Sections 3 - 6, 8 and 15 of the Exchange Offer, dated November 25, 2002, attached as Exhibit (a)(1)(A) to this Amendment No.1 to Schedule TO, are hereby amended as follows:

                  (i) to replace in its entirety the final sentence of the second paragraph in Section 3 with the following: "Section 14 of this exchange offer describes our rights to extend, delay, terminate and amend this exchange offer, and this Section 3 describes our rights to accept or reject tendered options."

                  (ii) to replace in its entirety the final sentence of the second paragraph in Section 4 with the following: "We currently intend to accept properly tendered options promptly after the scheduled expiration date of the exchange offer, which is currently December 30, 2002."

                  (iii) to replace in its entirety the first sentence of the first paragraph in Section 5 with the following: "Upon the terms and subject to the conditions of this exchange offer, we currently expect to accept for exchange options properly tendered and not validly withdrawn promptly after the scheduled expiration date of the exchange offer, which is currently December 30, 2002."

                  (iv) to replace in its entirety the introductory paragraph in
Section 6 with the following: "Notwithstanding any other provision of this exchange offer, we will not be required to accept any options tendered to us, and we may terminate or amend this exchange offer, or postpone our acceptance and cancellation of any options tendered to us, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time before the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with this exchange offer;"


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


                  (v) to replace in its entirety the third bullet point in
Section 6(b) with the following: "in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Bell or its subsidiaries or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;"

                  (vi) to replace in its entirety the second to last sentence of the third paragraph of Section 8 with the following: "We currently expect to begin the process of delivering executed restricted stock unit agreements promptly after the date that we accept tendered options, which will be promptly after the scheduled expiration date of the exchange offer, which currently is December 30, 2002."

                  (vii) to replace in its entirety the second of the fourth paragraph of Section 15 with the following: "If we extend the length of time during which this exchange offer is open, the amendment must be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date."

ITEM 7.  Source and Amount of Funds or Other Consideration.

         (a)      Source of Funds.

         Section 8 of the Exchange Offer, dated November 25, 2002, attached as Exhibit (a)(1)(A) to this Amendment No.1 to Schedule TO, is hereby amended as follows:

                  (i) to replace in its entirety the second to last sentence of the third paragraph of Section 8 with the following: "We currently expect to begin the process of delivering executed restricted stock unit agreements promptly after the date that we accept tendered options, which will be promptly after the scheduled expiration date of the exchange offer, which currently is December 30, 2002."

         (b)      Conditions.

         Section 6 of the Exchange Offer, dated November 25, 2002, attached as Exhibit (a)(1)(A) to this Amendment No.1 to Schedule TO, is hereby amended as follows:

                  (i) to replace in its entirety the introductory paragraph in
Section 6 with the following: "Notwithstanding any other provision of this exchange offer, we will not be required to accept any options tendered to us, and we may terminate or amend this exchange offer, or postpone our acceptance and cancellation of any options tendered to us, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time before the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with this exchange offer;"

                  (ii) to replace in its entirety the third bullet point in
Section 6(b) with the following: "in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Bell or its subsidiaries or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;"


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


ITEM 8.  Interests in Securities of the Subject Company.

         (a)      Securities Ownership.

         Section 9 of the Exchange Offer, dated November 25, 2002, attached as Exhibit (a)(1)(A) to this Amendment No.1 to Schedule TO, is hereby amended as follows:

                  (i) by supplementing the Summary Financial Data contained in
Section 9 with the information contained in Exhibit (a)(1)(L) to this Schedule
TO.

         (b)      Securities Transactions.

         Section 10 of the Exchange Offer, dated November 25, 2002, attached as Exhibit (a)(1)(A) to this Amendment No.1 to Schedule TO, is hereby amended:

                  (i) to add after the final sentence of the first paragraph of
Section 10 the following sentence: "Our executive officers have currently indicated their intention to tender for exchange 402,500 covered options in the exchange offer (subject to their continuing right to change their respective elections in accordance with the terms of the exchange offer)."

ITEM 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (c)      Summary Information.

                  Section 9 of the Exchange Offer, dated November 25, 2002, attached as Exhibit (a)(1)(A) to this Amendment No.1 to Schedule TO, is hereby amended:

                  (i) by supplementing the Summary Financial Data contained in
Section 9 with the information contained in Exhibit (a)(1)(L) to this Schedule
TO;

ITEM 11. Additional Information.

         (a)      Agreements, Regulatory Requirements and Legal Proceedings.

                  Section 10 of the Exchange Offer, dated November 25, 2002, attached as Exhibit (a)(1)(A) to this Amendment No.1 to Schedule TO, is hereby amended:

                  (i) to add after the final sentence of the first paragraph of
Section 10 the following sentence: "Our executive officers have currently indicated their intention to tender for exchange 402,500 covered options in the exchange offer (subject to their continuing right to change their respective elections in accordance with the terms of the exchange offer)."

ITEM 12. Exhibits.

                  Item 12 of the Schedule TO is hereby amended to amend Exhibits
(a)(1)(A) and (a)(1)(B), which are attached hereto, and to add reference to Exhibit (a)(1)(L), which is attached hereto.

         (a)(1)(A) Exchange Offer, dated November 25, 2002, as amended herewith.

         (a)(1)(B)         Form of Letter of Transmittal.

         (a)(1)(L)         Form of Supplement to Exchange Offer to Eligible
                           Participants.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  December 26, 2002                BELL MICROPRODUCTS INC.

                                         By: /s/ James E. Illson
                                             -----------------------------------
                                             Name:  James E. Illson
                                             Title: Executive Vice President
                                                    Finance and Operations,
                                                    Chief Financial Officer



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